July 20, 2005

Shareholders of Preferred B shares,
Croff Enterprises, Inc.

Dear Shareholders:

This notice is being sent to all Croff shareholders of record pursuant to SEC Rule 14e-2 requiring the company to comment on all tender offers to its shareholders.

The non-management members of the Board of Directors of Croff Enterprises, Inc. met on July 19, 2005 to further review and discuss the “AMENDED OFFER TO PURCHASE FOR CASH” which has been filed with the SEC and mailed by Jensen Development Company, CS Finance L.L.C. and Mr. Gerald L. Jensen (“Offerors”) to the Preferred B shareholders of Croff Enterprises, Inc.

At the conclusion of our review and discussion, the non-management committee of the Board adopted the following Resolution with respect to the Tender Offer made by the Offerors.

The majority of the four Directors comprising the non-management committee of the Croff Board of Directors believe that each Preferred B shareholder should decide whether or not to tender shares in this Tender Offer based upon their specific situation and investment objectives. Therefore, the non-management committee is neutral and makes no recommendation for or against this Tender Offer. For your information, each Director on the non-management committee currently intends to tender all or part of his shares in this Tender Offer.

For more information from Croff related to this Tender Offer, please read schedule 14D-9 included herein.

Very truly yours,

/s/ Dilworth A. Nebeker
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Dilworth A. Nebeker
Acting Lead Director
Croff Enterprises, Inc.